

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2019

G. Michael Callahan, Jr.
Chief Executive Officer
GMS Inc.
100 Crescent Centre Parkway, Suite 800
Tucker, Georgia 30084

      Re: GMS Inc.
          Registration Statement on Form S-3
          Filed May 7, 2019
          File No. 333-231268

Dear Mr. Callahan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing and
          Construction

cc: Kyle G. Healy